UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10959

CalAtlantic Group, Inc.

(Exact name of registrant as specified in charter)

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.01 Par Value 6.25% Senior Notes due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

6.25% Senior Notes due 2021: 15

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, CalAtlantic Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 26, 2018	By:	/s/ Bruce Gross
Bruce Gross Vice President and Chief Financial Officer